Exhibit 21.01
SUBSIDIARIES OF CONVERA CORPORATION
Jurisdiction of Incorporation
1. Convera Technologies, Inc.	Delaware
2. onvera Technologies International, Ltd.	United Kingdom
3. Convera France	France
4. Convera Canada, Inc.	Quebec, Canada